

September 30, 2013

Via E-mail
Manuel Teixeira
Chief Executive Officer
ValueSetters, Inc.
430 North Street
White Plains, NY 10605

> **Re: ValueSetters, Inc.**
> **Form 10**
> **Filed September 3, 2013**
> **File No. 000-55036**

Dear Mr. Teixeira:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date you should consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments.

2. We note that you are not currently subject to the reporting requirements of Section 13(a) of the Exchange Act. Please tell us why you filed a Form 10-Q on September 16, 2013. Additionally, please confirm that you will refrain from filing further Exchange Act current or periodic reports until the time you are subject to the Exchange Act reporting requirements. Refer to Exchange Act Rule 13a-13(a).

<u>Forward-Looking Statements, page 3</u>

3. Please remove the reference to Section 21E of the Exchange Act. That section does not apply to a registrant that issues penny stock.

<u>Item 1. Business, page 4</u>

<u>Business and Operations, page 4</u>

4. We note that fee-based service subscribers are able to play games against "advanced players." Please define what you mean by advanced players, and since you do not appear to have employees, explain how you ensure that subscribers are able to secure games against such players by paying your fee.

5. Please explain why you seek free subscribers.

6. We note that you offer free subscriptions and that you sell memberships for $4.00 per month, $10.00 per quarter and $30.00 per year. Please disclose the number of free subscribers and the number of paid subscribers you have presently and had at the end of your last two completed fiscal years. For your paid subscribers, please disclose the number of monthly, quarterly and yearly subscribers along with the number of total subscribers.

7. Your website states that you charge $8.00 per quarter. Please reconcile the inconsistency with your statement in this section that you charge $10.00 per quarter.

8. Please also disclose the costs for reduced fee memberships that you offer to returning players.

9. We note your intent to acquire other Internet-based games and programs and your plan to develop other internet-based games, including ones designed for smart-phone users. Please disclose whether there are any current plans in this regard and discuss such plans in greater detail, including key milestones, the approximate timeline, the estimated costs involved, and anticipated sources of funding. Please also clarify, if true, that your existing game platforms have been purchased and that you have no experience with the development of internet-based or smart-phone-based games.

10. Please disclose your revenues, assets, current liabilities, and net losses as of the most recent audited period. Please also briefly discuss your significant leverage, including how you intend to pursue your business objectives in light of your substantial liabilities. Please disclose your current cash balance on hand as of the most recent practicable date and update that with any subsequent amendment. In addition, disclose your monthly "burn rate," how long your present capital will last at that rate, an estimate of the amount

of funds needed to accomplish your business goals and what, if any, plans you have to raise such funds. If no such funds are currently available, please make that clear. Also, disclose the fact that your independent auditor's report expresses substantial doubt about your ability to continue as a going concern.

11. Please refer to Note 1 to your financial statements and clarify your disclosure in the business section regarding what advertising and digital goods services you provide and how you currently use mobile devices as a distribution platform for your services.

12. We note the statement in Note 1 to your financial statements that "[m]ost" of your revenues are derived from your chess website subscriptions. Please disclose your other sources of revenue.

Corporate History, page 4

13. We note that "[a]fter the merger" the founders of ValueSetters L.L.C. held 75%, the shareholders of DBS Investments held 6% and new investors acquired 19% of your shares. Please clarify if this was after the 2003 or 2010 change of control.

Employees, page 6

14. Please reconcile your disclosure here that Mr. Teixeira is your only employee with your disclosure on page 16 that Mr. Liss is your Secretary.

Item 1A. Risk Factors, page 6

15. Please add risk factors discussing the requirements associated with being a public company, including the risks associated with compliance with the reporting requirements of the Securities Exchange Act of 1934 and the difficulties of establishing and maintaining acceptable internal control over financial reporting. Please also provide an estimate of the additional costs you expect to incur as a public company and address any risk of the ability of your company to absorb such costs.

16. Please add a risk factor to disclose that your officers have other business activities, and discuss the potential conflicts that exist as a result of these other commitments. Also discuss the amount of time they are able to dedicate to your business given these other business activities.

17. Please add a risk factor that discusses the risks of having only two officers, including the risk that, because two executive officers occupy all corporate positions, it may not be possible to have adequate internal controls or explain why such risk factor is not necessary.

18. Please add a risk factor discussing your significant leverage and the challenges associated with servicing your debt given your limited revenues. Please also discuss the fact that much of the outstanding debt is due to related parties. Consistent with your disclosure in Note 3 to your financial statements, please also discuss the restrictive covenants associated with such financings.

19. Please add a risk factor discussing the fact that all 500,000,000 shares of stock authorized under your articles of incorporation are issued and outstanding and reconcile this with your statement on page 7 that management anticipates additional funding will be in the form of equity financing from the sale of common stock.

Our game software, the Internet and electronic commerce services are subject to security, page 9

20. The last three paragraphs of this risk factor are unrelated to the heading and should be separated into a different risk factor related to competition. Please revise accordingly.

We must be able to develop and implement an expansion strategy, page 10

21. Given that your game operates on an automated basis and is Internet-based, please clarify how your success depends on your ability to take advantage of efficiencies of scale and why your strategy includes expanding your geographic markets.

We will need to attract, train and retain additional highly qualified senior executives, page 11

22. Please discuss the obstacles you face in attracting qualified senior executives and technical and managerial personnel given your inability to compensate such individuals. Please also clarify how you can "continue to seek" such staff members given your current financial position.

Item 2. Financial Information, page 11

Overview, page 11

23. We note that this section largely repeats the disclosure already contained in the Business section beginning on page 4. Please revise to eliminate or minimize such duplicative disclosure.

24. Please provide support for your intent to employ sales, support and finance personnel given your limited revenues and resources. Please also clarify to what "actual" increases in personnel you are referring.

25. Please clarify how seasonal effects of other entertainment venues and holiday seasons impact your operating results.

Management's Discussion and Analysis of Financial Condition, page 12

26. We note that you have generated limited revenues to date and estimate that your capital requirements to implement your business strategy will be $250,000. As such, please revise your MD&A to include a plan of operation for the next twelve months in which you discuss your business strategy and how you plan to implement it.

Liquidity and Capital Resources, page 13

27. Please provide support for the "anticipated growth" you reference.

28. Please include a discussion of all material obligations that have had or may have an impact on your liquidity. We note, for example, that you have a number of outstanding debt obligations. Please discuss the amount of such obligations along with the relevant interest rates and maturity dates.

Critical Accounting Policies and Estimates, page 14

Revenue Recognition, page 15

29. Your disclosure here indicates that you believe that once your service is subscribed you consider revenue fully earned. Please clarify how you record the quarterly and annual subscription payments. Specifically, please tell us whether you record the entire quarterly or annual fee at the time of subscription, or whether you record the fee ratably over the subscription period. If you record the entire fee at the time of subscription, please tell us your basis in GAAP for this policy. For guidance, refer to FASB ASC 605-10. Specifically address why you believe revenue for quarterly and annual subscriptions is earned at the time subscribed as defined in FASB ASC 605-10-25-1.

Item 3. Properties, page 16

30. We note your disclosure that TelcoSoftware.com is an unaffiliated company that provides you with free office space. Please tell us the basis upon which they provide such rent-free space and your belief that such space will continue to be made available for the foreseeable future.

31. Given the absence of a written rental agreement, please disclose that there is no guarantee that the office space will continue to be made available without cost in the future.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 16

32. Please identify, in a footnote to accompany the table, the persons who have or share voting or investment power over the shares held by VaxStar LLC.

Item 5. Directors and Executive Officers, page 16

33. Please revise to remove marketing language from this section, including the terms "deep" background and "extensive" experience.

34. We note from your disclosure on page 6 that Mr. Teixeira is involved in outside business activities. Please revise to disclose any such current activities or other sources of employment during the past 5 years. Please also disclose here that he devotes 8 hours per week to your business.

35. Please provide support for your statements regarding Mr. Teixeira's background in technology growth companies, mergers and acquisitions, and capital market activities.

36. Please identify the company with whom Mr. Carmody served as Vice President of U.S. Operations and Vice President of the sports division, and the periods in which he served in such capacities.

37. Please disclose when Mr. Liss began serving as your Secretary and the number of hours he devotes to your business per week.

Item 6. Executive Compensation, page 19

38. Please reconcile the disclosure that your executive officers have agreed to work without compensation with the $1,000 of other compensation listed for Mr. Teixeira in the summary compensation table for 2013. Please also disclose what the $1,000 in other compensation represents.

Item 7. Certain Relationships and Related Transactions, page 19

39. For each related-party loan, credit facility, note, or financing arrangement, please disclose all material terms of all such arrangements, including the amount outstanding as of the latest practicable date, the interest rate and the maturity date. Based on your balance sheet, it appears that you have agreements with related parties for accounts payable, a secured note, a note payable and a demand note. Please ensure that the material terms of all such agreements are described in this section. In addition, for the secured lending agreement with your majority shareholder, please describe the collateral that serves as security for the loan. Refer to Item 404(a) of Regulation S-K.

40. Please file as exhibits any written agreements you have with Mr. Lee regarding the loans made by him or the personal guarantees he has provided. Similarly, file any agreements you have with Mr. Geary regarding the amount owed to him and all of the other related parties that you have identified or will identify in this section.

Item 15. Financial Statements and Exhibits, page 22

41. We note that you have omitted the exhibits to Exhibit 2.1. Please refile this agreement to include a statement that you agree to furnish supplementally a copy of any omitted exhibits to the Commission upon request. Refer to Item 601(b)(2) of Regulation S-K.

42. We note that Exhibit 10.1 is not a fully executed copy of the agreement. Please refile a complete and fully executed copy of this agreement in your next filing. Refer to Item 601(b)(10) of Regulation S-K.

Report of Independent Registered Public Accounting Firm

43. Please file an amended Form 10 that includes an audit opinion with an opinion paragraph citing the specific type of period on which the auditor is reporting. Specifically, the opinion paragraph currently states "periods then ended;" it should state, if true, "years then ended."

44. Further, please either revise the Opinion or the title of the Statements of Loss for consistency. Currently the Opinion identifies a "Statement of Operations" while the face of the financial statement is entitled "Statements of Loss."

General

45. The financial statements should be updated, as necessary, to comply with Rule 8-03 of Regulation S-X at the effective date of the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381 or Amy Geddes at 202-551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or me at 202-551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief